Exhibit 99.1

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 (unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT

(unaudited - expressed in thousands of Canadian dollars)

	Note	September 30, 2016	December 31, 2015

ASSETS

Current Assets
Cash and cash equivalents		$23,015	$8,163
Accounts and other receivables		2,694	2,488
Restricted cash and deposits	3	-	4,089
Investments	4	1,891	386
Inventories		162	82
Prepaid expenses and other current assets		375	407
		28,137	15,615

Non-Current Assets
Restricted cash and deposits	3	6,926	4,871
Inventories		5,053	5,165
Property, plant and equipment	5	14,648	16,092
Mineral properties	6	64,862	60,483
Intangible assets		219	316

Total Assets		$119,845	$102,542

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$2,862	$2,143
Environmental services contract loss provision		113	116
Deferred revenue		207	447
Flow-through share premium pending renunciation		-	307
		3,182	3,013
Non-Current Liabilities
Environmental services contract loss provision		174	211
Deferred revenue		204	272
Silver streaming interest		18,118	18,118
Decommissioning and rehabilitation provision	7	5,306	5,111
Deferred income tax liabilities	11	1,133	784

Total Liabilities		28,117	27,509

Shareholders' Equity		91,728	75,033

Total Liabilities and Shareholders' Equity		$119,845	$102,542

COMMITMENTS	17

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Michael Winn”
(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30

(unaudited - expressed in thousands of Canadian dollars,		Three months ended		Nine months ended
except per share amounts)	Note	2016	2015	2016	2015

Environmental Services Revenue		$3,243	$3,408	$8,422	$10,534
Environmental Services Costs		2,533	2,539	6,437	7,894
Gross Profit		710	869	1,985	2,640

General and administrative expenses	9	1,678	2,479	5,582	6,563
Mine site care and maintenance	10	475	587	1,474	1,752
		2,153	3,066	7,056	8,315

Operating Loss		(1,443)	(2,197)	(5,071)	(5,675)

Other Income (Expenses)
Other income		37	13	17	53
Gain (loss) on investments		1,099	(80)	2,904	(155)
Foreign exchange gain (loss)		61	278	(238)	926

Loss Before Taxes		(246)	(1,986)	(2,388)	(4,851)

Income Tax Provision (Recovery)
Current	11	-	(25)	-	(24)
Deferred	11	394	(312)	210	(820)

Net Loss		(640)	(1,649)	(2,598)	(4,007)

Other Comprehensive Loss
Items that may be reclassified subsequently to net income (loss) Cumulative translation adjustments, net of tax $(143), $136, $(167), and $232		(34)	(185)	118	(419)
Gain (loss) on available-for-sale investments, net of tax		(42)	(80)	1,365	(227)
Recycle of (gain) loss on available-for-sale to income, net of tax		(1,103)	80	(1,103)	155

Total Comprehensive Loss		$(1,819)	$(1,834)	$(2,218)	$(4,498)

Loss Per Share
Basic and diluted	12	$(0.01)	$(0.02)	$(0.03)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30

(unaudited - expressed in thousands of Canadian dollars)	Three months ended		Nine months ended
	2016	2015	2016	2015

Cash Flows from Operating Activities
Net loss	$(640)	$(1,649)	$(2,598)	$(4,007)
Items not affecting cash from operations:
Deferred revenue	(266)	(196)	(309)	(1,263)
Environmental services contract loss provision	16	31	(40)	90
Depreciation of property, plant and equipment	491	531	1,483	1,631
Amortization of intangible assets	28	24	84	50
Share-based compensation expense	214	119	864	524
Finance costs, foreign exchange and other	(260)	(524)	122	(1,026)
Realized gain on disposition of investments	(1,294)	-	(1,530)	-
Unrealized (gain) loss on investments	195	80	(1,374)	155
Write-off of receivables	-	643	-	643
Deferred income tax provision (recovery)	394	(312)	210	(820)
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	33	(34)	(206)	1,005
Decrease in inventories	109	44	34	1
(Increase) decrease in prepaid expenses and other current assets	338	(658)	32	(590)
(Decrease) in accounts payable and accrued liabilities	150	443	(224)	144
Increase (decrease) in income taxes payable	-	(25)	-	(23)

	(492)	(1,483)	(3,452)	(3,486)

Cash Flows from Investing Activities
Expenditures on mining operations properties	(79)	(94)	(147)	(208)
Expenditures on exploration and evaluation properties	(2,556)	(688)	(3,103)	(1,242)
Purchase or disposal of property, plant and equipment	(8)	(2)	(63)	(27)
Proceeds from disposal of available for-sale-investments	1,778	-	1,778	-
Release of security from remediation services agreement	3,784	710	3,784	2,273
Increase in restricted cash for decomissioning obligations	(2,151)	-	(1,991)	-

	768	(74)	258	796

Cash Flows from Financing Activities
Proceeds from issuance of shares	-	-	13,008	-
Issuance costs	-	-	(815)	-
Proceeds from exercise of warrants	4,596	-	5,636	-
Proceeds from exercise of stock options	43	-	217	-

	4,639	-	18,046	-

Increase (decrease) in Cash and Cash Equivalents	4,915	(1,557)	14,852	(2,690)
Cash and Cash Equivalents - Beginning of Period	18,100	7,506	8,163	8,639

Cash and Cash Equivalents - End of Period	$23,015	$5,949	$23,015	$5,949

SUPPLEMENTAL CASH FLOW INFORMATION (see note 14)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSDED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30

(unaudited – expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options and RSUs	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance - December 31, 2015	77,226,023	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

Net loss	-	-	-	-	-	(2,598)	-	(2,598)
Other comprehensive income	-	-	-	-	-	-	380	380
Share-based compensation expense recognized	-	-	-	978	-	-	-	978
Equity offering, net of issuance costs	10,839,972	9,880	2,202	-	-	-	-	12,082
Exercise of share options	299,169	323	-	(106)	-	-	-	217
Exercise of warrants	4,037,875	7,108	(1,472)	-				5,636
Share options forfeited or expired	-	-	-	(744)	744	-	-	-
Release of RSU settlement shares	135,001	420	-	(420)	-	-	-	-

Balance - September 30, 2016	92,538,040	$186,316	$2,135	$7,086	$12,807	$(116,284)	$(332)	$91,728

Balance - December 31, 2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Net loss	-	-	-	-	-	(4,007)	-	(4,007)
Other comprehensive loss	-	-	-	-	-	-	(491)	(491)
Share-based compensation expense recognized	-	-	-	581	-	-	-	581
Share options forfeited or expired	-	-	-	(1,231)	1,231	-	-	-
Release of RSU settlement shares	133,333	557	-	(557)	-	-	-	-

Balance - September 30, 2015	69,468,899	$165,265	$1,342	$7,312	$12,060	$(112,184)	$(675)	$73,120

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, located in the Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

In September 2013, the Corporation’s Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on November 9, 2016.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	Restricted Cash and Deposits

	September 30 2016	December 31 2015

Security for remediation services agreement	$522	$4,543
Security for decommissioning obligations	6,318	4,189
Other	86	228

Restricted cash and deposits	6,926	8,960

Less: Current portion	-	4,089

	$6,926	$4,871

Security for remediation services agreement of $522,000 (US$398,000) as at September 30, 2016 (2015 -$4,543,000; US$3,283,000) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer. During the third quarter of 2016, $3,800,000 (US$2,900,000) was released from the security, with the remaining balance to be held as a performance bond for a period up to 2 years.

Security for decommissioning obligations of $6,318,000 as at September 30, 2016 (2015 - $4,189,000) represents security for costs that are expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek deposits. During the third quarter of 2016, the security was increased from $4,200,000 to $6,300,000.

4.	Investments

	September 30 2016	December 31 2015

Common shares held	$402	$386
Warrants held	1,489	-

	$1,891	$386

As of September 30, 2016, the Corporation held 473,500 common shares of Golden Predator Mining Corp. and 1,875,000 warrants exercisable for a price of $0.15 per share and 250,000 warrants exercisable for a price of $0.21 per share.

During the three and nine month periods ended September 30, 2016, the Corporation realized a pre-tax gain on investments of $1,294,000 and $1,530,000 (2015 – $nil and $nil). During the three and nine month periods ended September 30, 2016, the Corporation recognized a fair value measurement adjustment gain (loss) for the warrants, pre-tax of ($189,000) and $1,375,000 (2015 – ($80,000) and ($155,000)) to income. During the same period, the Corporation has recorded a fair value adjustment gain (loss) for the common shares, pre-tax of ($43,000) and $1,612,000 (2015 – ($80,000) and ($227,000)) to other comprehensive income.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	1,364	5,213	20,402	6,707	1,322	35,008
Additions	-	-	-	-	69	69
Decommission change in estimate	-	-	78	-	-	78
Disposals				(19)		(19)

September 30, 2016	$1,364	$5,213	$20,480	$6,688	$1,391	$35,136

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	215	3,946	7,788	5,759	1,208	18,916
Depreciation	45	318	786	416	19	1,584
Disposals	-	-	-	(12)		(12)

September 30, 2016	$260	$4,264	$8,574	$6,163	$1,227	$20,488

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	$1,149	$1,267	$12,614	$948	$114	$16,092

September 30, 2016	$1,104	$949	$11,906	$525	$164	$14,648

During the three month and nine month periods ended September 30, 2016, the Corporation recorded total depreciation of property, plant and equipment of $524,000 and $1,584,000 (2015 – $569,000 and $1,747,000), respectively, of which $491,000 and $1,483,000 (2015 – $531,000 and $1,631,000) has been charged to income with $54,000 and $175,000 (2015 – $55,000 and $207,000) recorded in environmental services cost of sales and $437,000 and $1,308,000 (2015 – $476,000 and $1,424,000) reflected under general expenses and mine site care and maintenance.

The remaining balance of $33,000 and $101,000 (2015 – $38,000 and $116,000), respectively, was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Mineral Properties

	December 31 2015	Expenditures Incurred	September 30 2016

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,833	$122	$8,955
Lucky Queen	1,958	92	2,050
Onek	289	24	313
McQuesten	3,794	20	3,814
Silver King	7,154	-	7,154
Flame & Moth	20,912	753	21,665
Bermingham	11,059	3,368	14,427
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$60,483	$4,379	$64,862

	December 31 2014	Expenditures Incurred	December 31 2015

Mineral Properties
Keno Hill District Properties –
Bellekeno	$8,149	$684	$8,833
Lucky Queen	1,924	34	1,958
Onek	255	34	289
McQuesten	3,690	104	3,794
Silver King	7,154	-	7,154
Flame & Moth	20,467	445	20,912
Bermingham	9,717	1,342	11,059
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,342	68	5,410
Other	190	-	190

Total	$57,772	$2,711	$60,483

	Mining Operations Properties	Exploration and Evaluation Properties	Total

September 30, 2016
Cost	$130,245	$60,554	$190,799
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$11,318	$53,544	$64,862

December 31, 2015
Cost	$130,007	$56,413	$186,420
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$11,080	$49,403	$60,483

December 31, 2014
Cost	$129,255	$54,454	$183,709
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,328	$47,444	$57,772

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Decommissioning and Rehabilitation Provision

	September 30 2016	December 31 2015

Balance – beginning of period	$5,111	$4,151

Increase due to re-estimation	162	904
Accretion expense, included in finance costs	33	56

Balance – end of period	$5,306	$5,111

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements. The Corporation filed an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit. As a result, the Quartz Mining License (“QML”) required that Alexco increase its posted security from $4.2 million to $6.3 million. On July 26, 2016 the Corporation posted the additional $2.1 million in cash for security and are currently working with the Yukon Government to substitute a portion of the cash posted in exchange for a pledge of assets. The $6.3 million currently posted is included in the Corporation’s non-current restricted cash and deposits.

The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,056,000 (December 31, 2015 – $6,178,000), which expenditures are expected to be incurred substantially over the course of the next 19 years. In determining the carrying value of the decommissioning and rehabilitation provision as at September 30, 2016, the Corporation has used a risk-free discount rate of 1.38% (December 31, 2015 – 1.87%) and an inflation rate of 2.0% (December 31, 2015 – 2.0%) resulting in a discounted amount of $5,306,000.

8.	Capital and Reserves

Shareholders’ Equity

The following share transactions took place during the nine months ended September 30, 2016:

1.	On May 17, 2016, the Corporation closed a non-brokered private placement of units of the Corporation ("Units") at a price of C$1.20 per Unit pursuant to which the Corporation issued 10,839,972 Units for aggregate gross proceeds of C$13,007,966. Each unit consisted of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Corporation at a price of C$1.75 per share for a period of 24 months following the date of issuance.

2.	299,169 stock options were exercised for proceeds of $217,000.

3.	4,037,875 warrants were exercised for proceeds of $5,636,000.

4.	135,001 common shares were issued from treasury on the vesting of restricted share units.

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of Cdn$50 million during the 25-month period following July 29, 2016.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in warrants outstanding are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2015	Issued	Exercised	Expired	Balance at September 30, 2016
August 21, 2016	$1.40	3,507,500	-	3,287,850	219,650	-
August 21, 2016	$1.35	455,975	-	455,975	-	-
December 8, 2016	$0.53	368,062	-	44,700	-	323,362
May 17, 2018	$1.75	-	5,419,986	84,950	-	5,335,036
May 17, 2018	$1.49	-	225,300	164,400	-	60,900

	$1.68	4,331,537	5,645,286	4,037,875	219,650	5,719,298

Equity Incentive Plan

At the Corporations annual general meeting held June 9, 2016, the shareholders approved a new equity incentive plan (the “New Plan”), under which the aggregate number of common shares issuable on the exercise of stock options or issuance of restricted share units (“RSUs”) cannot exceed 10% of the number of common shares issued and outstanding. As at September 30, 2016, a total of 6,217,328 stock options and 520,903 RSUs were outstanding under the New Plan and a total of 2,518,573 remain available for future granting.

Incentive Stock Options

Stock options have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the closing quoted price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Stock options granted	$1.11	2,537,500	-
Share-based compensation expense	-	-	816
Stock options exercised	$0.72	(299,169)	(105)
Options forfeited or expired	$2.87	(465,500)	(744)

Balance – September 30, 2016	$2.49	6,217,328	$6,873

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share-based compensation expense	-	-	353
Options forfeited or expired	$4.53	(513,333)	(1,231)

Balance – September 30, 2015	$3.20	4,447,497	$6,834

During the nine month period ended September 30, 2016, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.53% (2015 – 0.58%) per annum, an expected life of options of 4 years (2015 – 4 years), an expected volatility of 70% based on historical volatility (2015 – 67%), an expected forfeiture rate of 4% (2015 – 4%) and no expected dividends (2015 – nil).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at September 30, 2016 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	3.21	$0.60	11,667	$0.60
$0.60	1,145,332	3.37	$0.60	763,555	$0.60
$0.84	1,672,499	4.37	$0.84	557,500	$0.84
$1.73	600,000	4.69	$1.73	150,000	$1.73
$1.78	150,000	4.75	$1.78	37,500	$1.78
$1.94	587,500	2.37	$1.94	587,500	$1.94
$3.45	637,997	0.47	$3.45	637,997	$3.45
$4.16	358,500	1.31	$4.16	358,500	$4.16
$6.92	466,000	0.32	$6.92	466,000	$6.92
$7.10	561,000	1.28	$7.10	561,000	$7.10
$8.13	3,500	1.61	$8.13	3,500	$8.13

	6,217,328	2.87	$2.49	4,314,719	$3.22

During the three month and nine month period ended September 30, 2016, the Corporation recorded total share-based compensation expense of $179,000 and $816,000 (2015 – $74,000 and $353,000), respectively, related to incentive share options, of which $22,000 and $114,000 (2015 – $12,000 and $57,000) is recorded to mineral properties and $157,000 and $702,000 (2015 – $62,000 and 296,000) has been charged to income.

Restricted Share Units

RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. As at September 30, 2016, a total of 520,903 RSUs were outstanding of which 490,906 are held under the New Plan and 29,999 are held under the December 14, 2012 RSU plan (the “Old Plan”). Under the Old Plan, 29,997 shares were purchased on the open market and are currently administered by a trustee. The Corporation is required under IFRS to consolidate the plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the Old Plan trustee for future settlements.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2015	360,904	$471

RSUs granted	295,000	-
Share-based compensation expense recognized	-	162
RSUs vested	(135,001)	(420)

Balance – September 30, 2016	520,903	$213

Balance – December 31, 2014	507,192	$807

RSUs granted	135,000	-
RSUs forfeited	(53,332)	-
Share-based compensation expense recognized	-	228
RSUs vested	(133,333)	(557)

Balance – September 30, 2015	455,527	$478

A total of 295,000 RSUs (2015 - 135,000) were granted in the first quarter of 2016, with total grant-date fair value determined to be $268,000 (2015 - $81,000). Included in general and administrative expenses for the three month and nine month periods ended September 30, 2016 is share-based compensation expense of $57,000 and $162,000 (2015 – $57,000 and 228,000), respectively, related to RSU awards.

9.	General and Administrative Expenses

The Corporation recorded general and administrative expenses for the three month and nine periods ended September 30, 2016 and 2015 as follows:

Corporate	Three Months Ended		Nine Months Ended
	2016	2015	2016	2015
General and administrative expenses
Depreciation	$26	$21	$58	$63
Amortization of intangible assets	3	3	10	10
Business development and investor relations	93	86	299	356
Office, operating and non-operating overheads	113	216	456	759
Professional	176	151	396	320
Regulatory	45	13	154	143
Salaries and contractors	329	321	1,020	1,034
Share-based compensation	178	90	687	374
Write-off of receivables	-	540	-	540
Travel	46	27	131	96

	$1,009	$1,468	$3,211	$3,695

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Environmental Services	Three Months Ended		Nine Months Ended
	2016	2015	2016	2015
General and administrative expenses
Depreciation	$8	$10	$27	$45
Amortization of intangible assets	25	19	74	39
Business development and investor relations	21	40	49	72
Office, operating and non-operating overheads	156	214	536	602
Professional	9	19	36	57
Salaries and contractors	399	563	1,437	1,730
Share-based compensation	32	27	161	134
Write-off of receivables	-	103	-	103
Travel	19	16	51	86

	$669	$1,011	$2,371	$2,868

Total General and Administrative Expenses	$1,678	$2,479	$5,582	$6,563

10.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the three month and nine month periods ended September 30, 2016 and 2015 as follows:

	Three Months Ended		Nine Months Ended
	2016	2015	2016	2015

Mine site care and maintenance
Depreciation	$407	$444	$1,223	$1,315
Office, operating and non-operating overheads	68	64	183	306
Other expenses	-	79	68	131

	$475	$587	$1,474	$1,752

11.	Income Tax (Recovery) Expense

The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. For the nine month periods ended September 30, 2016 and 2015, these differences result from the following items:

	2016	2015

Accounting loss before taxes	$(2,388)	$(4,851)
Federal and provincial income tax rate of 26% (2015 – 26%)	(621)	(1,258)

Non-deductible permanent differences	(129)	20
Differences in foreign exchange rates	(115)	(56)
Effect of difference in tax rates	(73)	(152)
Change in benefits not recognized	561	607
Change in estimate	8	(5)
Flow-through share renunciation	579	-
	831	414

Recovery of income taxes	$210	$(844)

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three month and nine month periods ended September 30, 2016 and 2015:

	Three Months Ended		Nine Months Ended
	2016	2015	2016	2015
Numerator
Net loss for the period	$(640)	$(1,649)	$(2,598)	$(4,007)

Denominator
For basic – weighted average number of shares outstanding	91,683,274	69,588,898	84,318,736	69,588,898
Effect of dilutive securities – incentive share options, warrants and RSUs	-	-	-	-
For diluted – adjusted weighted average number of shares outstanding	91,683,274	69,588,898	84,318,736	69,588,898

Loss Per Share
Basic	$(0.01)	$(0.02)	$(0.03)	$(0.06)
Diluted	$(0.01)	$(0.02)	$(0.03)	$(0.06)

13.	Financial Instruments

Financial Assets and Liabilities

Information regarding the fair values of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	September 30 2016	December 31 2015

Fair value through profit or loss
Warrants held-for-trading	Level 2	$1,489	$-

Available-for-sale
Investment in marketable securities	Level 1	$402	$386

		$1,891	$386

During the nine month period ended September 30, 2016, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.51% (2015 – nil) per annum, an expected life of options of 2 years (2015 – nil), an expected volatility of 82.59% based on historical volatility (2015 – nil) and no expected dividends (2015 – nil).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month and nine month periods ended September 30, 2016 and 2015 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2016	2015	2016	2015

Operating Cash Flows Arising From Interest and Taxes
Interest received	$24	$35	$54	$90

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$22	$12	$114	$57
Capitalization of depreciation to mineral properties	$33	$38	$101	$116
Capitalization of re-estimation of decommissioning and rehabilitation provision	$17	$64	$162	$(69)
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$(15)	$(91)	$42	$(17)
Exploration and evaluation properties	$326	$(533)	$789	$(271)

15.	Segmented Information

The Corporation had two operating segments during the three month and nine month periods ended September 30, 2016 and 2015, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining, including the Bellekeno mine, which produced silver, lead and zinc in the form of concentrates (suspended in September 2013), and exploration and evaluation activities. The Corporation’s executive head office and general corporate administration are included within ‘Corporate’ to reconcile the reportable segments to the consolidated financial statements. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. During the third quarter of 2015 both the exploration segment and mining operations segment were combined into the mining segment. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three month and nine month periods ended September 30, 2016 and 2015 is summarized as follows:

For the three months ended September 30, 2016	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,892	$-	$-	$1,892
Non-Canadian	1,351	-	-	1,351
Total revenues as reported	3,243	-	-	3,243

Cost of sales	2,533	-	-	2,533
Depreciation and amortization	33	-	29	62
Share-based compensation	32	-	178	210
Other G&A expenses	567	15	836	1,418
Other mine site care and maintenance	-	475	-	475
Foreign exchange gain	(2)	-	(59)	(61)
Gain on investments	-	-	(1,099)	(1,099)
Other income	-	-	(49)	(49)

Segment income (loss) before taxes	$80	$(490)	$164	$(246)

Total assets	$7,686	$92,362	$19,797	$119,845
Total liabilities	$1,571	$25,912	$634	$28,117

For the three months ended September 30, 2015	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,893	$-	$-	$2,893
Non-Canadian	515	-	-	515
Total revenues as reported	3,408	-	-	3,408

Cost of sales	2,539	-	-	2,539
Depreciation and amortization	30	-	25	55
Share-based compensation	27	-	90	117
Other G&A expenses	940	10	1,357	2,307
Other mine site care and maintenance	-	587	-	587
Other costs	(131)	11	(91)	(211)

Segment income (loss) before taxes	$3	$(608)	$(1,381)	$(1,986)

Total assets	$8,749	$85,282	$5,934	$99,965
Total liabilities	$2,645	$23,649	$551	$26,845

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2016	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,073	$-	$-	$5,073
Non-Canadian	3,349	-	-	3,349
Total revenues as reported	8,422	-	-	8,422

Cost of sales	6,437	-	-	6,437
Depreciation and amortization	101	-	68	169
Share-based compensation	161	-	687	848
Other G&A expenses	2,072	15	2,478	4,565
Other mine site care and maintenance	-	1,474	-	1,474
Foreign exchange (gain) loss	(2)	-	240	238
Gain on investments	-	-	(2,904)	(2,904)
Other (income) expense	-	25	(42)	(17)

Segment loss before taxes	$(347)	$(1,514)	$(527)	$(2,388)

Total assets	$7,686	$92,362	$19,797	$119,845
Total liabilities	$1,571	$25,912	$634	$28,117

For the nine months ended September 30, 2015	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$6,988	$-	$-	$6,988
Non-Canadian	3,546	-	-	3,546
Total revenues as reported	10,534	-	-	10,534

Cost of sales	7,894	-	-	7,894
Depreciation and amortization	85	-	73	158
Share-based compensation	134	-	382	516
Other G&A expenses	2,643	32	3,214	5,889
Other mine site care and maintenance	-	1,752	-	1,752
Other costs	(383)	38	(479)	(824)

Segment income (loss) before taxes	$161	$(1,822)	$(3,190)	$(4,851)

Total assets	$8,749	$85,282	$5,934	$99,965
Total liabilities	$2,645	$23,649	$551	$26,845

16.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month and nine periods ended September 30, 2016 and 2015 is summarized as follows:

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(a)	Key Management Personnel Compensation

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Salaries and other short-term benefits	$453	$461	$1,309	$1,379
Share-based compensation	246	103	852	444

	$699	$564	$2,161	$1,823

Key management includes the Corporation’s Board of Directors and members of senior management.

17.	Commitments

As at September 30, 2016, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2016	$78
2017	261
2018	185
Thereafter	57

$581

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $212,000.